Exhibit (a)(5)(A)

CGI Group Conference Call
Friday, May 7th, 2010 – 8:30 AM ET

CORPORATE PARTICIPANTS
Lorne Gorber
Vice-President, Global Communications and Investor Relations
Michael Roach
President and Chief Executive Officer
Donna Morea
President, US, Europe and Asia
George Schindler
President, CGI Federal
CONFERENCE CALL PARTICIPANTS
Tom Liston
Versant Partners
Eric Boyer
Wells Fargo
Paul Steep
Scotia Capital
Richard Tse
National Bank Financial
Ralph Garcea
Sandfire Securities
Paul Lechem
CIBC World Markets
Chris Fiddick
Finley Partners
Michael Abramsky
RBC Capital Markets
Judy Delgado
Alpine Associates
PRESENTATION
Operator
Please stand by; your meeting is ready to begin. Good morning, ladies and gentlemen. Welcome to the CGI conference call. I would now like to turn the meeting over to Mr. Lorne Gorber, Vice President, Global Communications and Investors Relations. Please go ahead, Mr. Gorber.

Lorne Gorber, Vice-President, Global Communications and Investor Relations
Thank you, Ruth, and good morning. With me here in Fairfax, Virginia to discuss CGI’s proposed acquisition of Stanley are Michael Roach, our President and CEO; Donna Morea, President, US, Europe and Asia; and George Schindler, President, CGI Federal. This call is being broadcast on CGI.com and recorded live at 8:30 AM on Friday, May the 7th, 2010. Supplemental slides as well as the press release we issued earlier this morning are available for download and will be filed with both SEDAR and EDGAR.
Before I hand it over to Mike, I’d like to go over a few details. The tender offer for the outstanding shares of Stanley has not yet begun. This announcement is not a recommendation, an offer to purchase or a solicitation of an offer to sell shares of Stanley. At the time the offer is commenced, CGI will file a Tender Offer Statement with the Securities and Exchange Commission and Stanley will file a Solicitation and Recommendation Statement with respect to the offer. When they become available, Stanley security holders should read the Tender Offer Statement and other offer documents as well as the Solicitation and Recommendation Statement carefully because they will contain important information. Those materials will be made available to Stanley and its security holders at no expense to them. In addition, all of those materials and all other offer documents filed with the Securities and Exchange Commission will be available at www.SEC.gov as well as on CGI.com and Stanley.com. In Canada, it will be posted on SEDAR.com. Please note that some statements made during this call will be forward-looking. The actual results or events described in these statements may differ materially from those expressed or implied and CGI disclaims any intent to update or revise any of these forward-looking statements. Unless otherwise noted, dollar amounts referred to are in US dollars.
I’d now like to turn the call over to our CEO, Michael Roach.

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CGI Group Conference Call
Friday, May 7th, 2010 – 8:30 AM ET

Michael Roach, President and Chief Executive Officer
Thanks, Lorne, and good morning everyone. This is a milestone day for both CGI and for Stanley. Joining forces with Stanley will allow us to better serve our clients, provide new career opportunities for our professionals and unlock significant shareholder value. For those of you who follow CGI, we’ve been sharing with you for some time our ongoing search for the right acquisition at the right time and at the right price. We also have been reinforcing that we needed to meet not one, not two, but all three of these criteria to successfully execute the buy side of our build and buy profitable growth strategy. Stanley is the right acquisition, complementing and enhancing our offering in the US federal government and providing us with a quality entry into the defence and intelligence space while expanding our footprint in the US, the world’s largest market for our services. Stanley brings recurring revenue and a solid backlog of $2.1 billion.
The time is right. Our US operations are growing at double digits. We have a favourable exchange rate, a very strong cash position and a committed line of credit worth $1.5 billion maturing in August 2012. And the price is right and fair. The multiples are in line with other recent transactions, yielding attractive returns for Stanley shareholders.
From a CGI perspective, we believe Stanley is a high quality asset managed by talented professionals. The combination of our companies will be accretive to CGI’s GAAP earnings per share within the first 12 months.
Before I get into further details on the transaction itself, I would like to briefly address two other key stakeholders. First, to the Stanley clients, we clearly understand our ongoing success is directly linked to your trust and confidence in CGI. Our commitment is to attract and retain the talented Stanley professionals you have known and relied upon for operational excellence over the past 44 years. And to the professionals at Stanley, we understand and appreciate that Stanley’s many achievements and our ongoing collective success will be a direct result of your continued commitment and dedication to fully satisfying your clients’ needs. We know this announcement represents a period of change for you and I want to reassure you that we have built our company by treating each other with respect. I experienced this first-hand when, like you, I joined CGI through an acquisition some 12 years ago. On behalf of the 26,000 CGI members working in 16 countries around the world, I look forward to welcome you into the CGI family.
Now I’d like to go over the details of the offer. To summarize, this morning we announced the proposed purchase of Stanley for $37.50 per share in cash for an enterprise value of $1.07 billion. The price paid represents a premium of 23.3 percent over the last 30-day weighted average price of Stanley and 38.3 percent over its 60-day average stock price on the New York Stock Exchange. Our respective boards have approved the transaction and we have entered into a support agreement with certain members of the Stanley board of directors and their executive officers. We will use a combination of cash as well as our credit facility to pay for the transaction. Subject to customary conditions, we expect to close this transaction before the end of our fiscal year.
To summarize, this acquisition is on strategy. It accelerates our goal of becoming a global leader in information technology and business process service. It is in one of our prime growth markets, the US, and in one of our prime key verticals, government. It adds scale, bringing our member base to 31,000 employees. Our combined revenues will exceed $4.5 billion of which 65 percent is recurring and repeatable. It will also add $2.1 billion in signed contracts to our backlog bringing CGI’s global backlog to $13.5 billion. It solidifies our position in the US market and specifically in this massive $80 billion US federal market, opening up the defence and intelligence space, providing a window on the full spectrum of opportunities. As investors will know, the government vertical is one which continues to invest in IT throughout the entire economic cycle.
As I already mentioned, it will be accretive to GAAP earnings per share within 12 months. We have a proven track record with respect to effectively executing to our integration targets. We have already developed an integration framework which focuses on top line client growth opportunities and bottom line cost efficiency initiatives.
And again, for those analysts and investors who follow our company, we will use a similar template modified for lessons learned through the very accretive and successful AMS acquisition.
Financially the deal was structured to ensure our balance sheet remains strong, allowing CGI to continue to fully pursue all our strategic and aggressive growth plans. After this transaction, our net debt-to-capitalization will be approximately 30 percent, a level at which we feel comfortable managing and reducing through our strong cash generation capabilities. At the end of last quarter, CGI has generated nearly $655 million or $2.15 per share on a rolling 12-month basis.
Post-closing, we will continue to have ample liquidity, more than $600 million, to make accretive investments and to continue prioritizing deployment of our cash with a commitment to making the most accretive investments for shareholders including organic growth, additional accretive acquisition, share repurchases and/or repaying debt.

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CGI Group Conference Call
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At this point I would like to turn the call over to Donna Morea to talk about the impact of this transaction on our US operations. Donna?

Donna Morea, President, US, Europe and Asia
Thank you, Mike, and good morning everybody. As Mike has said, this acquisition significantly strengthens our US growth platform. It adds scale. It adds scope. It adds new complementary capabilities and it adds new channels by which we can bring our full-service offering. Importantly, this acquisition adds key new clients, especially in the defence and intelligence space, to which we can bring the combined strength and talent of our team. The government vertical is a key vertical for us and now we will provide mission-critical services to the entire range of that market. Stanley has approximately 5,000 professionals who will join CGI at the time of the closing, making our team more than 11,000-strong in the US and generating approximately half of CGI’s global revenue. After the acquisition is closed about half our business in the US will be in this important federal government market and the other half in enterprise markets which includes commercial and state and local clients.
Stanley also offers CGI more depth and breadth in our core offerings of IT and BPO services, especially adding to our capabilities in advanced engineering and technologies and business process management. These capabilities and expertise will of course continue benefiting our federal clients but also much of the knowledge and expertise in areas such as cyber security and biometrics will be beneficial to our state and local clients and to our commercial clients as well.
In our business, client proximity matters. We hear it from our clients every day. The combination with Stanley supports our proximity model with 77 percent of their professionals working at client sites across the US and abroad. This acquisition positions professionals at both firms for additional growth. More scale, more scope, deeper relationships and positions to qualify for larger opportunities including managed services across our client base. The combined entity will really allow us to leverage our strength.
This deal further enhances our brand awareness in and around the beltway (phon) where both Stanley and CGI have spent more than 40 years building deep client relationships based on operational and delivery excellence.
Clearly we believe that this deal will create significant value for our clients, members and shareholders alike.
Now I’d like to ask George Schindler, the President of CGI Federal, to speak specifically on the impact and expectations for his clients and our CGI Federal members. George?

George Schindler, President, CGI Federal
Thanks, Donna. I’m honoured to have the pleasure of speaking with you this morning to share my excitement about this great opportunity.
Much like CGI, Stanley was founded by two entrepreneurs. Today it is a well-established, pure play federal IT and business process services provider serving the US Department of Defence, intelligence and civilian government agencies. Stanley supports the mission-essential needs of US federal clients at any stage of the program, product development or business life cycle through five service areas: systems engineering, enterprise integration, operational support, business process management and advanced engineering and technology. This diverse set of capabilities has enabled them to develop longstanding relationships in each of the military services and a broad range of civilian, intelligence and national security agencies.
CGI Federal, including its legacy of AMS, has spent over 30 years in the federal marketplace cultivating similar deep, longstanding relationships with its clients and delivering a continuously expanding set of capabilities. We believe the addition of the talented Stanley team will enable CGI Federal to continue its delivery excellence and expand or extend the scope of solutions and services we provide our combined client base. More specifically, and consistent with our full offering strategy, we expect to meet additional client needs by applying our solution portfolio across the broad US federal market. The combined entity will be a government services powerhouse.
Stanley employees have developed a strong professional reputation in the marketplace and their ultimate contributions to CGI will be very, very significant. To the more than 2,000 current members of CGI Federal, our expertise will grow deeper and our footprint a lot wider. We look forward to the complementary opportunities on the civilian side and many new and rekindled relationships on the defence side.

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CGI Group Conference Call
Friday, May 7th, 2010 – 8:30 AM ET

When this deal closes, CGI Federal will have more than 7,000 members, revenue in excess of $1.2 billion and a backlog of more than $3.4 billion or almost three times our revenue.
As you can see, post-acquisition, CGI Federal will have the talent and access to the market through an expanded set of contract vehicles, becoming a formidable force in the market and a full service partner to the entire US federal client base. I am pleased and enthused to lead this company forward. Mike?

Michael Roach, President and Chief Executive Officer
Thanks, George. I want to close by reiterating that we believe Stanley is the right acquisition for CGI. We’re making it at the right time and we’re doing so at a fair price. This transaction supports our build and buy growth strategy of profitably doubling the company in three to five years as well as our plans to strategically expand operations in the US.
The deal also marks our expansion into the US defence and intelligence community. The acquisition of Stanley gives us the needed scale, talented professionals and diversified client base to compete as a top player in the US market, the largest IT market in the world.
Let’s go to questions, Lorne.

Lorne Gorber, Vice-President, Global Communications and Investor Relations
Thanks, Mike. Just a reminder that a replay of the call will be available either via our website within the hour or by dialling 1-800-408-3053 and using the pass code 7028516 until May 21st. As well, a podcast of this call will be available for download at either CGI.com or through iTunes, also within an hour or so. Follow-up calls can be directed to me at (514) 841-3355.
Ruth, if we could poll for questions from the investment community, please.

QUESTION AND ANSWER SESSION
Operator
Thank you very much. We will now take questions from the telephone lines. If you have a question and you are using a speakerphone, please lift your handset before making your selection. If you have a question, please press star, one, on your telephone keypad. You may at any time cancel your question by pressing the pound sign. Please press star, one, at this time if you have a question. There will be a brief pause while participants register. Thanks for your patience.
The first question is from Tom Liston from Versant Partners. Please go ahead.

Tom Liston, Versant Partners
Hi. Thank you and good morning.

Michael Roach, President and Chief Executive Officer
Good morning, Tom.

Tom Liston, Versant Partners
Just overall, should we look at this as a more strategic deal in terms of more on the case of revenue synergies in attaining critical mass within the US government or is there a fair bit of expense synergies to be had within this opportunity?

Michael Roach, President and Chief Executive Officer
Well thanks for your question, Tom. I think again, you know, we got to look at it from a number of perspectives. First, it is very, very strategic for the reasons I said. It increases our capabilities in the US. It strengthens our position in a massive $80 billion federal government market. It opens up the defence intelligence business to CGI so we’re clearly looking for opportunities to accelerate our growth. Stanley themselves have been one of the top high growth companies in the space so... and if you look at our CGI Federal base government business, we’ve also been growing that at high double digit rates as well.
It is clearly a company that is much more complementary to our existing operations because we’re adding and really enhancing our operations by adding people and talent and capabilities and clients on the defence intelligence space. But again, we’re also, as I pointed out in my remarks, we’re always looking at opportunities to drive efficiency, productivity; we always learn something from firms that we acquire in terms of their best practices and of course we have a proven methodology and a framework which we use so it will be accretive and that accretion rate will be to GAAP earnings per share within the first 12 months. And as I pointed out before, we’ve got a very good track record, a proven track record to be able to execute against that commitment.

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CGI Group Conference Call
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Tom Liston, Versant Partners
Okay, is the plan for most or all the senior management team to be joining CGI?

Michael Roach, President and Chief Executive Officer
Well again, I don’t think those are discussions to have on the call. Obviously the leadership team over there is essential to our plan. These are very, very accomplished, strong leaders who have really made a mark for their company. Very strong client relationships and absolutely we look at attracting the leadership and in fact the whole Stanley team that we require to make this transaction a success.

Tom Liston, Versant Partners
And finally, David might not be there but can you remind us of the rate on your debt facility? Is it LIBOR plus whatever it is, 0.6 percent rate, that you’re going to use or... ?

Michael Roach, President and Chief Executive Officer
Yeah.

Lorne Gorber, Vice-President, Global Communications and Investor Relations
Yeah.

Michael Roach, President and Chief Executive Officer
That’s right, Tom.

Tom Liston, Versant Partners
Okay, thanks. I’ll pass the line.

Operator
Thank you. The next question is from Eric Boyer of Wells Fargo. Please go ahead.

Eric Boyer, Wells Fargo
Hi. Thanks a lot. Hey, are there any earn outs on the deal?

Michael Roach, President and Chief Executive Officer
No.

Eric Boyer, Wells Fargo
Okay. And at the time of the AMS acquisition, CGI was restricted from the DoD. What’s really changed there?

Michael Roach, President and Chief Executive Officer
Actually, we weren’t. We were... AMS was operating across full spectrum. If you... just as a reminder, Eric, at the time we did a three-way deal, AMS, CGI and CACI and for... to de-risk the deal from a financial perspective we divested at that time the defence intel piece but we weren’t restricted and we have a structure here. As you know, we’re operating in the US federal government currently with... under CGI Federal and so we are well positioned here to enter into this expansion into the defence intel space.

Eric Boyer, Wells Fargo
I know with AMS one of the big draws was the intellectual property you picked up around the software piece. Anything along those lines with Stanley you’re getting there?

Michael Roach, President and Chief Executive Officer
Not to the same extent. I think, you know obviously intellectual property includes people’s knowledge of their client base and processes that they have and certainly Stanley is well recognized to be one of the top executors in terms of profitability in the space. They also have very deep domain expertise in a lot of areas that will prove to be and have proven to be very sticky with the client. So to that extent there are a number of similarities.

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Eric Boyer, Wells Fargo
Okay. And I think Ed wants to ask a question. Ed, are you there?

Lorne Gorber, Vice-President, Global Communications and Investor Relations
Tell him he can follow-up with us after for sure. Eric?

Operator
Thank you. The next question is from Paul Steep from Scotia Capital. Please go ahead

Paul Steep, Scotia Capital
Good morning. Mike, maybe you can talk a little bit about is there something structurally in Stanley that would prevent you—obviously the amount of cost plus business is coming down over time—that would prevent you, you know three or four years out, the same way with AMS, of moving the margins from sort of that 10 percent range on EBITDA to the 14-ish range you’ve got in UF (phon)?

Michael Roach, President and Chief Executive Officer
Well, I think, Paul, as you know, CGI is the most consistent top performer in terms of EBIT, EBITDA or net margins in North America and in Europe. Having said that, if I look at the government space in which Stanley performs, their performance has also been very significantly. You know their revenue growth over the last year leads many of their peer groups at 11 percent. Their last 12 months’ EBITDA is at 10.3 which is also a leadership position to many of their groups and their EBIT margins at 9 percent is also top among a lot of their peers. So they’re... you know, in the area they operate in, they’re a very high performer by virtually any metric. Again, over time, what will happen here is that, you know, we bring on additional scale that can drive out some efficiencies in areas that... where we have shared services and as an example, so we have a growing revenue base over a fixed cost base here. So again, like we’ve done with other acquisitions over time, as we implement and work with our new colleagues, you know, we expect to continue to be a leader in the metrics that count from a client perspective, from an employee perspective and from a shareholder perspective. So, we’re very optimistic that this is an excellent, excellent acquisition to our overall strategy.

Paul Steep, Scotia Capital
Okay. Fair enough. And the last one from me, just on the backlog, you guys have historically been pretty conservative relative to some peers in the US. Are there differences here? You know, they break out sort of funded and unfunded backlogs based on the government nature of it but is it basically the same methodology you guys use?

Michael Roach, President and Chief Executive Officer
Yeah, I’m glad you pointed that out. Obviously during the due diligence process we looked at that very carefully and, you know, we’re very pleased to find out that how we account for backlog and how Stanley accounts for backlog is the same and as I pointed out, you know, this takes our backlog now up to $13.5 billion which is a significant backlog, a significant recurring revenue base which should provide investors with continued comfort that CGI has a growing recurring revenue base and is really in a... quite a defensive position relative to market conditions going forward.

Paul Steep, Scotia Capital
Exhale. One last one you made me think of which is have they won anything in terms of major new contract vehicles that we should sort of think about just in looking. Like they sort of say 10 to 15 organic that we should sort of slide in there or we should think about in terms of combining with your business?

Michael Roach, President and Chief Executive Officer
Well, again, I think you... it’s a good opportunity to plug our slide deck that associates with the call. If you go in there, on slide 10, we had put the number of their recent awards. One of them is the US State Department Global Support Services. There was two companies on that award, Stanley was one of them and the opportunity space is $2.8 billion over 10 years so that’s a recent award and obviously a very significant go-forward opportunity for revenue growth.

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CGI Group Conference Call
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Paul Steep, Scotia Capital
Great. Congrats. Thanks.

Michael Roach, President and Chief Executive Officer
Thanks, Paul.

Lorne Gorber, Vice-President, Global Communications and Investor Relations
Thanks.

Operator
Thank you. The next question is from Richard Tse from NBF. Please go ahead.

Richard Tse, National Bank Financial
Hey, Mike. Just a couple of quick questions here. First on the defence side of the business, in terms of the bigger customers, you’ve sort of locked up these engagements in terms of getting some sort of advance, I guess, ruling as to... so to speak in terms of any risk to losing those things?

Michael Roach, President and Chief Executive Officer
Well, again, you really don’t get advance rulings. The transaction is going public today. There is a process that has to be followed. We’re familiar with the process and, you know, that process is underway and will continue throughout the take-up period here but, again, we don’t see any reason why we wouldn’t get those approvals. When we look at other transactions where firms have done a similar deal those approvals were granted over time so, you know, we feel that we’re on the right path there.

Richard Tse, National Bank Financial
Okay and in terms of your comments around the margins, you know, you said that they’re strong for the business that they’re in yet it’s sort of lower than your margins overall. Is there... can give us maybe a timeline or whether you actually think we’re going to see margins clip (phon) up back to your levels or should we assume that we’re going be at sort of a reset margin level for the entire business going forward? Somewhere in between what they earn and what you earn.

Michael Roach, President and Chief Executive Officer
Yeah. Well, again, just to put it in context, all our peer groups are operating below our margins so that’s the first point I’d make. And again, you know, my view of margins I think is... has been constantly reinforced, is that driving margins really comes back to how you execute it against a set of levers. I’ve made those levers public, and again, most of those levers would be available to the merged entity going forward and we’re going to continue to execute against that. So we’re not... you know, we’re not anticipating on the long haul here anything that would take away from our ability to be a top performer when it comes to key financial metrics including margins.

Richard Tse, National Bank Financial
Okay, thank you.

Lorne Gorber, Vice-President, Global Communications and Investor Relations
Thanks, Richard.

Operator
The next question is from Ralph Garcea, Sandfire Securities. Please go ahead.

Ralph Garcea, Sandfire Securities
Good morning, gentlemen.

Michael Roach, President and Chief Executive Officer
Good morning, Ralph.

Ralph Garcea, Sandfire Securities
Just quickly on the backl... on the Stanley backlog, what’s the duration I guess of that backlog versus yours? I guess yours is sort of at the seven year level. What’s theirs at?

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CGI Group Conference Call
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Michael Roach, President and Chief Executive Officer
I think probably on that one, Ralph, we’ll have to let Stanley speak to that but I would give you an indicator that this is a relatively young backlog. If you look at the recent deals that they’ve won there’s a lot of forward momentum here in terms of their backlog and the wins they’ve had. So, I would say it’s not... it’s not particularly different than ours.

Ralph Garcea, Sandfire Securities
And then just on the solutions front... I mean from some of the due diligence that you’ve done on the larger contracts, is there opportunities there for you to bring the momentum product on the Federal side?

Michael Roach, President and Chief Executive Officer
I’m going to ask George to speak to that, Ralph.

George Schindler, President, CGI Federal
Sure. Thanks... thanks, Mike. Ralph, yes, we certainly are interested in bringing momentum into the broader marketplace but I would tell you that there’s a lot of changes going on right now with Federal ERP and we need to assess that as the transaction and the transition planning continue.

Ralph Garcea, Sandfire Securities
From the Federal ERP side, are they going to put out RFPs to swap out some of their existing products or... what’s the opportunity there for... ?

Michael Roach, President and Chief Executive Officer
Yeah well I think what we’re saying... obviously, you know, back to my comment on revenue synergies, Ralph. What we normally do of course, we map our existing clients with Stanley’s existing clients. There’s some overlaps. There’s obviously, in this case, a lot of new clients that we currently don’t have and then as part of our integration plan, what we look at is how do we bring the integrated story to both sets of clients and cross-sell our solutions and services across the combined client list and that’s exactly what our plan would envision here and hence when we look at the opportunities going forward, both on the top line and on the bottom line, a portion of that is driven around the successful implementation of that. And again, if you look at AMS, it was very similar. That’s exactly what we did there and this just gives us a much bigger opportunity because the number of clients here and the market potential is very significant with this transaction, especially in that defence intel space.

Ralph Garcea, Sandfire Securities
Then I guess just lastly... I mean you guys have done a great job sort of building low cost centres in the US, you know both on the Fairfax side, Alabama, et cetera. Had Stanley... does Stanley have that capability on the delivery side and if not, will they be able to use some of your facilities... do you have the scale in those facilities to support them.

Donna Morea, President, US, Europe and Asia
Ralph, hi. This is Donna. I’ll answer that question and the simple answer is yes. Our plan is to continue building out those centres. As you know, we have southwest Virginia, we have Alabama and we have several others in the works and to link together your prior question and this question, one of the greatest opportunities, we think, is to introduce our capabilities from those centres which include systems maintenance, systems hosting, long-term operational support contracts which is a capability, frankly, that will be new to the family customers and one that we’re very, very encouraged to use. So, absolutely true and a great question.

Ralph Garcea, Sandfire Securities
Thanks. Thank you and congratulations once again.

George Schindler, President, CGI Federal
Thanks, Ralph.

Donna Morea, President, US, Europe and Asia
Thanks, Ralph.

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CGI Group Conference Call
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Michael Roach, President and Chief Executive Officer
Thanks, Ralph.

Operator
Thank you. The next question is from Paul Lechem from CIBC World Markets. Please go ahead.

Paul Lechem, CIBC World Markets
Thank you. Good morning. Donna, just maybe if you can continue on the thought you were just talking about, introducing you managed services offerings and long-term support capabilities to the Stanley clients? Can you give us any metrics and how that... and the success of that with AMS? On acquisition that was largely a systems integration and consulting business as well. How much have you actually been able to drive into that base over the number of years?

Donna Morea, President, US, Europe and Asia
Great question. And so, as you may know and may recall, that at the time of the AMS acquisition I would say that less than 20 percent of our business was what would be considered recurring revenue, managed services, long-term contracts. Over the past six years, we have been absolutely, systematically laser-focused on transforming that business into managed services long-term business and in fact if you look at our win rates over the last year, both in CGI Federal and across the US, over 75 percent of our wins have been in the category that includes long-term contracts, recurring revenues and managed services. So we have been able to really invert... more than invert, the ratio of the business from predominantly an SINC business to predominantly a recurring revenue, managed services business.

Michael Roach, President and Chief Executive Officer
Yeah, and Paul, if you look at the slide deck on seven, you get another of view of that within CGI Federal where the current backlog there is $1.3 billion so that’s a significant backlog for our existing business.

Paul Lechem, CIBC World Markets
Okay, so the US Federal business and the AMS business now, you mentioned it was less than 20 percent on acquisition recurring revenues. Do you have any sense of what that would be now?

Michael Roach, President and Chief Executive Officer
It’s about half.

Donna Morea, President, US, Europe and Asia
About... yeah, 50 to 55 percent.

Paul Lechem, CIBC World Markets
Okay.

Donna Morea, President, US, Europe and Asia
But with the backlog being significantly higher in managed services because of recent wins.

Paul Lechem, CIBC World Markets
Okay. And what are the recurring revenues that Stanley has now if they’re not in the long-term managed services? What are their recurring revenues... what does that involve?

Michael Roach, President and Chief Executive Officer
Well it... it’s a combination of things. They have business process type engagements and so they have... you know, they have different engagements that drive backlog but, again, probably one of their biggest things is the end-to-end business process engagements that they have.

Paul Lechem, CIBC World Markets
Okay. Just a couple of quick ones on the deal itself; are there... is there a break-up fee and also do you have any shares locked up in the deal?

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CGI Group Conference Call
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Michael Roach, President and Chief Executive Officer
Yes, we have a support agreement. We have shares locked up and we also have a break-up fee. And all that will be in the offer material when it comes out.

Paul Lechem, CIBC World Markets
You can’t give us any of the numbers today?

Michael Roach, President and Chief Executive Officer
Well I think it’s best to wait on the offer.

Paul Lechem, CIBC World Markets
Okay. Thank you. That’s it for me.

Michael Roach, President and Chief Executive Officer
Thanks.

Lorne Gorber, Vice-President, Global Communications and Investor Relations
Thanks, Paul.

Operator
Thank you. The next question is from Chris Fiddick (phon) from Finley Partners (phon). Please go ahead.

Chris Fiddick, Finley Partners
Good morning. Thanks for taking the question. Two questions really about the balance sheet. First, and you may have mentioned this—I apologize, I joined a bit late—but given this deal, you know, hopefully closing in about six months’ time, do you put the brakes on the share buyback and... in the meantime, number one, and then number two, what’s the right long-term capital structure that you sort of envisaged for this company? Thanks.

Michael Roach, President and Chief Executive Officer
Yeah, thank you for your question and we did cover off that post-transaction we continue to have significant liquidity here in terms of continuing to execute against a whole range of accretive actions that bring value to our shareholders. I put the number at over $600 million. And again, what we’re going to continue to do, which we always have, we’re very focused on creating incremental long-term value for our shareholders, we take our cash, we prioritize it against basically four areas that bring significant value to our shareholders; the first being organic growth and of course we’re going to continue to invest in initiatives and products and solutions to drive organic growth. Secondly, accretive acquisitions; we certainly have the capability to continue to look for acquisitions and we’ll do so, in the United States and in Europe. Again, I want to take the opportunity to reinforce we believe valuations are very attractive in Europe as we sit here today and that we continue to look in both those markets. And then, you know, the next—three and four—are really around, you know, what’s the cost-to-capital in terms of paying down debt and buying back shares? Obviously, you know, we have our normal course issuer bid in place till February of next year. We have a lot of headroom there to continue to buy and, candidly, we believe our stock is still undervalued. If you look at our performance as a company, by the key financial metrics, we are in a very strong leadership position yet our valuation is more aligned to the average of the peer group so we continue to feel that there’s a lot of opportunity here for capital appreciation in our stock.
As far as the right... you know, the right capital structure of the company, as I mentioned, you know, if this deal was executed today I think our debt-to-capital ratio is about 31 percent but, again, you know, if we look at when the deal will actually close, it will probably be closer to 23 percent. So, you know, that’s not a number that’s over... that represents an over-leveraged position for a company that’s going to be $4.5 billion post-transaction that’s generating $645 million or so cash over the last 12 months. So, you still have a lot of operating room, a lot of flexibility here to be nibble... nimble, to be opportunistic in terms of jumping on opportunities that fit with our build and buy strategy.

Chris Fiddick, Finley Partners
Great. Thank you.

Michael Roach, President and Chief Executive Officer
Thank you.

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CGI Group Conference Call
Friday, May 7th, 2010 – 8:30 AM ET

Lorne Gorber, Vice-President, Global Communications and Investor Relations
Thanks, Chris.

Operator
Thank you. The next question is from Michael Abramsky from RBC Capital Markets. Please go ahead.

Michael Abramsky, RBC Capital Markets
Yeah, thank you very much. The... what did you do differently this time around, Mike, from AMS that, you know, is based on that experience, or did you do anything differently?

Michael Roach, President and Chief Executive Officer
In terms of qualifying the opportunity, Mike?

Michael Abramsky, RBC Capital Markets
Qualifying the opportunity, making the decision and then kind of planning for post-close upside.

Michael Roach, President and Chief Executive Officer
Yeah, I think obviously we’re, you know, in a much different position than we were five or six years ago. You know AMS doubled our footprint in the US; it tripled it in Europe. It turned out to be an excellent base in terms to build-out our operations outside of Canada. We got an excellent leadership team in place. The results have delivered to the level that we promised shareholders at the time. It’s been very accretive to the CGI business and to the shareholders. I think, Paul, it’s more that... Mike rather, it really allowed us to look at different targets; scale, focus on opening up a new line of business in the US federal government.
From an execution standpoint and a transition plan, as I said, Michael, what we’ve really done is gone back, look at all the good things we did at that time. We’ve obviously adjusted our thinking and our methodology in terms of the integration to reflect lessons learned and, you know, against that type of an approach, we feel good about our plan here in terms of delivering the accretion rate to our shareholders and, more importantly and hence in my opening, you know, I want to speak directly to the Stanley clients and the Stanley employees. I mean, this is a well-run company with very talented people. Like AMS they have long-term relationships. We’re talking, you know, 20-year relationships with a number of clients here and that puts a lot of value on this deal beyond what one would see on the financials.

Michael Abramsky, RBC Capital Markets
Thanks. Just to sort of establish proper expectations, what could potentially fluctuate over the next little while, assuming the deal closes, in terms of impact that investors might see from either contract attrition or near-term margin fluctuations or cash flow or anything around organizational integration or transition, infrastructure, people, et cetera? Just what would you expect sort of to be normal potential impacts over the next... over the quarter subsequent to close that... you know, that we might see?

Michael Roach, President and Chief Executive Officer
Well that’s a difficult question. I mean you’re talking... this transaction, as I said, you know, we hope to close it by the end of our fiscal year which is... takes us to the end of September and then three months beyond that I can’t really comment. There’s a lot of things happening in the marketplace. Two things I could say though. I mean, our company, you know, has delivered and has been very consistent in its performance. I expect that will continue absence anything that’s unknown and this company itself, as I mentioned, in its peer group has been a top performer. So, I think what you’re seeing here is, you know, two very solid companies, very good operators coming together and, you know, one plus one here is going to add up to three when this thing gets fully integrated. So, I’m not... you know, I’m not seeing anything there, Michael, that would suggest to me there’s any events that we would have picked up at due diligence here that would have raised a red flag. This company is well-operated, very disciplined people and so, you know, we like what we saw obviously and so no, we don’t see anything there that would raise a flag.

Michael Abramsky, RBC Capital Markets
Okay, that’s helpful.

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CGI Group Conference Call
Friday, May 7th, 2010 – 8:30 AM ET

Lorne Gorber, Vice-President, Global Communications and Investor Relations
Thanks for the question, Mike. Ruth, we’re going to have time for one more question before we’ll have to wrap up.

Operator
Thank you. The next question is from Judy Delgado from Alpine Associates. Please go ahead.

Judy Delgado, Alpine Associates
Yes, good morning.

Michael Roach, President and Chief Executive Officer
Good morning, Judy.

Lorne Gorber, Vice-President, Global Communications and Investor Relations
Good morning, Judy.

Judy Delgado, Alpine Associates
We just had a quick question, a follow-up basically. The company... did you mention they have a presence in US already in the US defence intelligence space. Curious if the company has accounted for the reviews that are pending? Do you see clearance coming in pretty smoothly?

Michael Roach, President and Chief Executive Officer
Thanks, Judy. I’m going to ask George to comment on that. George?

George Schindler, President, CGI Federal
Sure. Thanks. Judy, we have... CGI Federal currently operates under a special security agreement and so we already have a top secret facility clearance. We’ve reviewed all the various approvals that are necessary. We’re confident that we’ll be able to... if we plan for it and we’re confident, we’ll be able to flow through that.

Judy Delgado, Alpine Associates
Okay. I’m just a little confused on the close timing of the tender. The companies did mention by the fall. We heard mentioning of the September timeframe. Just curious on what the rationale is behind that?

Michael Roach, President and Chief Executive Officer
Well, you know, those are consistent, Judy. We’re saying the fall, the end of our fiscal year is the end of September. The timeframe... you know, it takes time to get these clearances, take up all the shares so that’s our conservative estimate of what it would take in terms of wrapping this transaction up.

Judy Delgado, Alpine Associates
I see. And is there a targeted timeframe for when the tender documents would be filed in the near future?

Michael Roach, President and Chief Executive Officer
Yeah, they... it’s... there’s a requirement to file within two weeks and we’ll be well within that requirement.

Judy Delgado, Alpine Associates
Okay, great. Thank you.

Michael Roach, President and Chief Executive Officer
Thanks, Judy.

Lorne Gorber, Vice-President, Global Communications and Investor Relations
Thanks, Judy, and thank you everybody for joining us today. Once again, please feel free to follow-up with me if there are any questions and I look forward to speaking with you. Thank you.

Operator
Thank you. The conference call has now ended. Please disconnect your lines. Thank you for your participation.

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